Exhibit 17

CORVEX AND RELATED REAFFIRM PROPOSAL TO ACQUIRE ALL OUTSTANDING

SHARES OF COMMONWEALTH REIT (CWH)

Demand Board of Trustees Conduct Process Prior to Selling Controlling

Stake in Select Income REIT (SIR)

NEW YORK, March 28, 2013—Corvex Management LP and Related Fund Management, LLC, whose separately managed investment funds collectively own approximately 9.0% of the outstanding common shares of CommonWealth REIT, released the following letter delivered today to the Board of Trustees of CWH:

Board of Trustees

CommonWealth REIT

Two Newton Place

255 Washington Street

Newton, MA 02458-1634

March 28, 2013

Dear Members of the Board of Trustees:

We appreciate the time taken by Messrs. Barry and Adam Portnoy to meet with us in Boston this past Tuesday (after our initial request on February 25, 2013). We hereby submit to the Board of Trustees a proposal to acquire up to 100% of the outstanding shares of CWH. We are prepared to offer the same economic terms reflected in our February 27, 2013 letter to you, as represented by a $7.3 billion enterprise value. Our current offer represents a price of $24.50 per share today, as compared to $27.00 per share on February 27, 2013, due to the mathematical impact of the highly dilutive equity offering you completed earlier this month.1 Our current offer represents a premium of approximately 55% to CWH’s price per share on February 25, 2013, the day before we publicly announced our ownership stake in CWH. Our offer is subject to further downward adjustment if you move forward with a sale of all or a portion of CWH’s controlling stake in Select Income REIT.

We continue to believe that CWH is significantly undervalued due to its obsolete externally advised management structure and flawed corporate governance. We firmly believe that taking the proper steps, including but not limited to termination of the management agreement with RMR, adoption of corporate governance best practices, cessation of related party transactions, and shareholder friendly capital allocation, will create significant value for all CWH shareholders. However, in light of your recent actions, we have unfortunately concluded that you as a Board are not prepared to independently undertake or evaluate any such value enhancing steps.

In light of the foregoing, we are left with three options: (1) Corvex and Related acquire CWH in a negotiated transaction (in which we will seek to utilize a structure that will allow existing fellow shareholders to participate if they so choose), (2) CWH is sold to a third party willing to pay more than Corvex and Related, or (3) shareholders remove the current Board through a 2/3 vote in the near-term (we then anticipate that a new Board elected by its shareholders would run the business with an internal management team such that CWH trades at NAV, or sell CWH to someone at NAV). Rest assured, we

[1]

Represents approximately $2.50 per share of dilution, based on the sale of approximately 30% of pro forma shares outstanding at a price per share $8.00 below the Corvex/Related offer price of $27.00 on February 27, 2013.

are fully committed to pursuing the third alternative in the event you choose not to pursue options (1) or (2), and believe there is a clear path for us to remove all of you as trustees in the near term. It is only a matter of time before all shareholders have an opportunity to exercise their rights as owners of CWH and we are prepared to spend as much time as necessary to achieve that end.

We are prepared to meet immediately with you and your advisors in order to answer any questions about our acquisition offer and move expeditiously toward a definitive transaction agreement. To be clear, any such agreement would not have any diligence or financing condition, and we believe that if you are prepared to enter into good faith negotiations with us we could negotiate and announce a transaction in less than 3 weeks (note that we would be prepared to include any appropriate “go-shop” period in any transaction agreement). We and our financial advisor, Deutsche Bank Securities Inc., are ready, willing and able to proceed with such negotiations immediately. Further, we are prepared to discuss structural alternatives for a transaction that would allow interested shareholders to choose to participate in the upside potential of CWH when operated by a qualified management team after appropriate transition services.

Once again we want to take this opportunity to demand that you put in place a special committee advised by independent advisors, and that you refrain from taking any steps to destroy shareholder value, including selling CWH’s controlling stake in Select Income REIT (SIR). As we stated in our letter to the Board dated March 25, 2013, we do not believe CWH should sell its 56% controlling interest in SIR in an underwritten offering, which we anticipate would be completed at a discount to market price. Any sale of shares constituting a control position in SIR should obviously reflect a control premium, not a discount. Furthermore, any such sale must only be completed following a thorough and independent exploration of all available options to seek the highest price available to CWH for the sale of its controlling SIR stake – much like any other process for the sale of a controlling stake in a public company would be completed by a responsible board mindful of its fiduciary duties. Further, be aware that we would be prepared to buy such controlling stake in SIR at a premium to market value if the current SIR trustees resign and SIR’s management agreement with RMR is terminated. While the path of selling SIR in an underwritten offering serves only RMR, which would maintain control of SIR and continue to extract management fees from the business, it is clearly not a value maximizing outcome for CWH shareholders.

We expect a prompt response to our offer.

Sincerely,

Keith Meister

Corvex Management LP

712 Fifth Avenue, 23rd Floor

New York, New York 10019

Jeff T. Blau

Related Fund Management, LLC

60 Columbus Circle

New York, New York 10023

Additional Information Regarding the Consent Solicitation

In connection with their solicitation of written consents to remove the board of trustees of CWH, Corvex Management LP and Related Fund Management, LLC have filed a preliminary written consent solicitation statement with the Securities and Exchange Commission (the “SEC”) to solicit written consents from shareholders of the Company. Investors and security holders are urged to read the preliminary written consent solicitation statement in its entirety, and the definitive written consent solicitation statement and other relevant documents when they become available, because they will contain important information regarding the consent solicitation. The preliminary and definitive written consent solicitation statement and all other relevant documents will be available, free of charge, on the SEC’s website at www.sec.gov.

The following persons are participants in connection with the written consent solicitation of CWH’s shareholders: Corvex Management LP, Keith Meister, Related Fund Management, LLC, Related Real Estate Recovery Fund GP-A, LLC, Related Real Estate Recovery Fund GP, LP, Related Real Estate Recovery Fund, LP, RRERF Acquisition, LLC, Jeff T. Blau and Richard O’Toole. Information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, to the extent applicable, is available in the preliminary written consent solicitation statement filed with the SEC on March 26, 2013.

About Corvex Management LP

Corvex Management LP is an investment firm headquartered in New York, New York that engages in value-based investing across the capital structure in situations with identifiable catalysts. Corvex was founded in March 2011 and follows an opportunistic approach to investing with a specific focus on equity investments, special situations and distressed securities largely in North America.

About Related Fund Management, LLC

Related Fund Management, LLC is an affiliate of Related Companies, one of the most prominent privately-owned real estate firms in the United States. Formed 40 years ago, Related is a fully-integrated, highly diversified industry leader with experience in virtually every aspect of development, acquisitions, management, finance, marketing and sales. Related’s existing portfolio of real estate assets, valued at over $15 billion, is made up of best-in-class mixed-use, residential, retail, office and affordable properties. For more information about Related Companies please visit www.related.com.